The PNC Financial Services Group, Inc. and Subsidiaries	EXHIBIT 12.2

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

Dollars in millions	For Three Months Ended March 31, 2004		Year Ended
			2003		2002		2001		2000		1999
Earnings
Income from continuing operations before taxes	$505		$1,568		$1,821		$564		$1,848		$1,788
Fixed charges and preferred stock dividends excluding interest on deposits	83		347		433		782		1,062		1,009

Subtotal	588		1,915		2,254		1,346		2,910		2,797
Interest on deposits	104		457		659		1,229		1,653		1,369

Total	$692		$2,372		$2,913		$2,575		$4,563		$4,166

Fixed charges
Interest on borrowed funds	$68		$258		$315		$645		$914		$869
Interest component of rentals	15		59		58		53		50		44
Amortization of notes and debentures	0		1		1		1		1		1
Distributions on mandatorily redeemable capital securities of subsidiary trusts	0		28		58		63		67		65
Preferred stock dividend requirements	0		1		1		20		30		30

Subtotal	83		347		433		782		1,062		1,009
Interest on deposits	104		457		659		1,229		1,653		1,369

Total	$187		$804		$1,092		$2,011		$2,715		$2,378

Ratio of earnings to fixed charges and preferred stock dividends
Excluding interest on deposits	7.08	x	5.52	x	5.21	x	1.72	x	2.74	x	2.77	x
Including interest on deposits	3.70		2.95		2.67		1.28		1.68		1.75